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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Veridian Corporation

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

92342R 20 3

(Cusip Number)

James J. Kozlowski
111 Congress
Suite 2900
Austin, Texas 78701
(512) 322-3100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 11, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92342R 20 3			Page 2 of 10

1.	Name of Reporting Person: Texas Growth Fund II - 1998 Trust		I.R.S. Identification Nos. of above persons (entities only): EIN No.: 74-6399808

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Texas

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 92342R 20 3			Page 3 of 10

1.	Name of Reporting Person: TGF Management Corp.		I.R.S. Identification Nos. of above persons (entities only): EIN No.: 74-6399808

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Texas

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 92342R 20 3			Page 4 of 10

1.	Name of Reporting Person: The Board of Trustees of The Texas Growth Fund		I.R.S. Identification Nos. of above persons (entities only): EIN No.: 74-6399808

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Texas

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 92342R 20 3			Page 5 of 10

1.	Name of Reporting Person: James J. Kozlowski		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Texas

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person (See Instructions): IN

     This Amendment No. 1 to Schedule 13D (this “Statement”) amends the Schedule 13D previously filed on June 19, 2003 by furnishing the information set forth below.

Item 1.   Security Issuer.

     The class of equity securities to which this Statement relates is the common stock, $0.0001 par value, (the “Common Stock”), of Veridian Corporation (the “Issuer”).

     The principal executive offices of the Issuer are located at 1200 South Hayes Street, Suite 1100, Arlington, Virginia 22202.

Item 2.   Identity and Background.

(a)   Name

     This Statement is being filed on behalf of Texas Growth Fund II – 1998 Trust, a trust established by the Texas Constitution (“TGF II”), TGF Management Corp., a Texas corporation (“TGF Management”), The Board of Trustees of the Texas Growth Fund (the “Board of Trustees”) and James J. Kozlowski (“Kozlowski”).

     TGF Management is the general partner of TGF II Management, L.P., a Texas partnership (“TGF II LP”), which manages TGF II. The Board of Trustees is the trustee of the Texas Growth Fund – 1991 Trust, a Texas trust (“TGF 1991”), and TGF II. Kozlowski is the President and a director of TGF Management and TGF I Management Corp., a Texas corporation (“TGF I Management”), which manages TGF 1991. TGF II, TGF Management, the Board of Trustees and Kozlowski entered into a Joint Filing Agreement, dated June 19, 2003, a copy of which was filed as Exhibit A to the Schedule 13D previously filed on June 19, 2003, pursuant to which TGF II, TGF Management, the Board of Trustees and Kozlowski agreed to file the original Schedule 13D and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934.

     Kozlowski is the president of TGF Management. In addition to Kozlowski, the following individuals are officers of TGF Management: Brent Humphries, Stephen Soileau and Barry Twomey.

(Page 6 of 10 Pages)

Item 4.   Purpose of Transaction.

     On June 9, 2003, the Issuer entered into an Agreement and Plan of Merger, dated as of June 9, 2003 (the “Merger Agreement”), with General Dynamics Corporation, a Delaware corporation (“General Dynamics”), and Aspen Acquisition Corporation, a Delaware corporation and wholly owned subsidiary of General Dynamics (“Merger Sub”), whereby Merger Sub will merge with and into the Issuer, with the Issuer to survive the merger and become a wholly owned subsidiary of General Dynamics (the “Merger”). The transactions contemplated by the Merger Agreement occurred on August 11, 2003 and the Merger became effective on such date. Pursuant to the Merger Agreement, each of the shares of Common Stock beneficially owned by TGF II, TGF Management, the Board of Trustees and Kozlowski were converted into the right to receive $35.00 at such time as the Merger became effective. Further, each of the outstanding options to purchase Common Stock beneficially owned by TGF Management and Kozlowski were converted into the right to receive the excess, if any, of $35.00 minus the per share exercise price of such option. As of the date of filing this Statement, TGF II, TGF Management, the Board of Trustees and Kozlowski benefically own no shares of Common Stock of the Issuer.

(Page 7 of 10 Pages)

     Except as described above, TGF II, TGF Management, the Board of Trustees and Kozlowski do not have any plans or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure; (vii) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer.

(a) and (b)	TGF II beneficially owns 0 shares (0%) of the Issuer’s Common Stock, and has no voting, disposal or other powers over any shares of Common Stock. TGF Management beneficially owns 0 shares (0%) of the Issuer’s Common Stock, and has no voting, disposal or other powers over any shares of Common Stock. The Board of Trustees beneficially owns 0 shares (0%) of the Issuer’s Common Stock, and has no voting, disposal or other powers over any shares of Common Stock. Kozlowski beneficially owns 0 shares (0%) of the Issuer’s Common Stock, and has no voting, disposal or other powers over any shares of Common Stock.

(Page 8 of 10 Pages)

     (c)  There were no transactions by TGF II, TGF Management, the Board of Trustees or Kozlowski in the Common Stock of the Issuer during the past 60 days, except as described above.

     (d)  Not applicable.

     (e)  TGF II, TGF Management, the Board of Trustees and Kozlowski ceased to be the beneficial owner of more than five percent of the Common Stock of the Issuer on August 11, 2003. On such date, each of TGF II, TGF Management, the Board of Trustees and Kozlowski held 0% of the Common Stock of the Issuer, pursuant to the terms of the Merger Agreement.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Except as described above, at the present time, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between or among TGF II, TGF Management, the Board of Trustees or Kozlowski or, to the knowledge of TGF II, TGF Management, the Board of Trustees or Kozlowski, any other person or entity referred to in Item 2, or between such persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

(Page 9 of 10 Pages)

Item 7.   Material to be Filed as Exhibits.

A.	Joint Filing Agreement dated June 19, 2003, by and among the Texas Growth Fund – 1998 Trust, TGF Management Corp., The Board of Trustees of the Texas Growth Fund and James J. Kozlowski (incorporated by reference from Exhibit A of the Schedule 13D filed by TGF II, TGF Management, the Board of Trustees and Kozlowski on June 19, 2003).

B.	Agreement and Plan of Merger, dated June 9, 2003, by and among General Dynamics Corporation, Aspen Acquisition Corporation and Veridian Corporation (incorporated by reference from Exhibit 2.1 of the Current Report on Form 8-K filed by Veridian Corporation on June 9, 2003).

(Page 10 of 10 Pages)

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: August 13, 2003

TEXAS GROWTH FUND II - 1998 TRUST

THE BOARD of TRUSTEES of THE TEXAS GROWTH FUND II, As the Trustee of the Texas Growth Fund II - 1998 Trust

By: TGF II Management, L.P. As Executive Director

By: TGF Management Corp., As General Partner

/s/ James J. Kozlowski Name: James J. Kozlowski Title: President

TGF MANAGEMENT CORP.

By: /s/ James J. Kozlowski Name: James J. Kozlowski Title: President

THE BOARD of TRUSTEES OF THE TEXAS GROWTH FUND

By: TGF II Management, L.P. As Executive Director

By: TGF Management Corp., As General Partner

/s/ James J. Kozlowski Names: James J. Kozlowski Title: President

JAMES J. KOZLOWSKI

/s/ James J. Kozlowski Name: James J. Kozlowski

EXHIBIT INDEX

A.	Joint Filing Agreement dated June 19, 2003 by and among the Texas Growth Fund II – 1998 Trust, TGF Management Corp., The Board of Trustees of the Texas Growth Fund and James J. Kozlowski (incorporated by reference from Exhibit A of Schedule 13D filed by TGF II, TGF Management, the Board of Trustees and Kozlowski on June 19, 2003).

B.	Agreement and Plan of Merger, dated June 9, 2003, by and among General Dynamics Corporation, Aspen Acquisition Corporation and Veridian Corporation (incorporated by reference from Exhibit 2.1 of the Current Report on Form 8-K filed by Veridian Corporation on June 9, 2003).